

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2010

Mr. Wayne E. Larsen
Vice President Law/Finance & Secretary
Ladish Co., Inc.
5481 South Packard Avenue
Cudahy, Wisconsin 53110

> **Re: Ladish Co., Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010**
> **and September 30, 2010**
> **File No. 001-34495**

Dear Mr. Larsen:

We have reviewed your response letter dated November 17, 2010 and have the following comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 2 – Summary of Significant Accounting Policies, page F-9

(d) Inventories, Page F-10

1.   We note your response to our prior comment 5, from our letter dated November 10, 2010; however, it does not appear that you were completely responsive to our comment. In this regard, please tell us and disclose the amounts you have recognized in expense, for abnormally low production levels, for each period presented.

(h) Revenue Recognition, page F-12

2.   We note your response to prior comment 6, from our letter dated November 10, 2010. Please tell us why you believe disclosing your total by-product credits would place you at a significant competitive disadvantage with your competitors and place you at a significant commercial disadvantage with your customers. Please tell us the amount of by-product credits reflected in your financial statements for each period presented.

Note 8 – Pensions and Postretirement Benefits, page F-20

3.   We note your response to our prior comment 8, from our letter dated November 10, 2010. Please disclose in future filings your overall funding status relative to the Pension

Protection Act of 2006, and disclose which plans have restrictions due to underfunding and identify what those restrictions are.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief